THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 7)


            Under the Securities Exchange Act of 1934

                   SPINNAKER INDUSTRIES, INC.
                        (Name of Issuer)


                   Common Stock No Par Value
                (Title of Class and Securities)


                           848926101
              (CUSIP Number of Class of Securities)



               Robert A. Hurwich, Lynch Corporation,
     8 Sound Shore Drive, Greenwich, CT, 06830 (203)629-7506
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         June 25, 1996
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13d-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Corporation                      I.D. No. 38-1799862
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      N/A
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Indiana
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None  (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None  (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /  X  /**
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________
** Excludes shares owned by Lynch Manufacturing Corporation.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Lynch Manufacturing Corporation         I.D. No. 00-0000000
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,259,063 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,259,063   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ______
                                                     /     /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      78.32%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO; HC
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 848926101                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      PF
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     20,550 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       20,550 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer
          The class of equity securities to which this statement on
Schedule 13D relates is the Common Stock, no par value ("Securi-ties") of Spinnaker Industries, Inc. (the "Issuer"), a Delaware corporation with principal offices located at 600 North Pearl Street, #2160, L.B. 100, Dallas, Texas, 75201.
          This Amendment No. 7 is being filed to amend the Schedule 13D, as amended (the "Schedule 13D"), which was originally filed December 10, 1987. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T and Rule 13d-2(c) under the Securities and Exchange Act of 1934, as amended, the entire text of the Schedule 13D is restated herein except for previously filed paper exhibits.

Item 2.   Identity and Background
          (a), (b) and (c)- This statement is being filed by Lynch Manufacturing Corporation ("Lynch Manufacturing"), Lynch Corpora-tion ("Lynch") and Mario J. Gabelli ("Mr. Gabelli"). Lynch, an Indiana coporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in multime-dia, services and manufactured products. Lynch Manufacturing, a Delaware corporation, is a wholly-owned subsidiary of Lynch and a holding company for companies engaged in maufacturing. Mr. Gabelli is the Chairman, Chief Executive Officer and Chief Investment Officer of Gabelli Funds, Inc. ("GFI"), a financial services firm and an investment adviser registered under the Investment Advisers Act of 1940 ("Advisers Act"). Mr. Gabelli is also the Chief Investment Officer of GAMCO Investors, Inc. ("GAMCO"), a majority-owned subsidiary of GFI and an investment adviser registered under the Advisers Act. Mr. Gabelli is also a director or trustee for all of the registered investment companies advised by Gabelli Funds, Inc. He is also the Chairman of the Board and Chief Executive Officer of Lynch and a director of The Morgan Group, Inc. ("Morgan Group") and the Issuer, which are subsidiaries of Lynch Corporation. Mr. Gabelli's, GFI's and GAMCO's business addresses are One Corporate Center, Rye, New York, 10580. Lynch's business address is 8 Sound Shore Drive, Greenwich, Connecticut, 06830. Lynch Manufacturing's business address is 100 Douglas Avenue, Yankton, South Dakota, 57078.
          The Reporting Persons do not admit that they constitute a group.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e)- Not applicable
          (f)- Reference is made to Schedule I

Item 3.   Source and Amount of Funds or Other Consideration
          All Reporting Persons used an aggregate of approximately $5,101,250 to purchase the Securities beneficially owned by them as reported in Item 5 below. Lynch Manufacturing used approximately $5,082,892 of funds from its own account to purchase the Securities reported by it. Mr. Gabelli used approximately $43,360 of funds from his own account to purchase the Securities reported by him.

Item 4.   Purpose of Transaction
          Lynch Manufacturing has purchased the Securities reported herein as beneficially owned by it for investment for its own account. Mr. Gabelli has purchased the Securities reported herein as beneficially owned by him for investment for his own account. Lynch Manufacturing and/or Mr. Gabelli may acqire additional Securities or dispose of some or all of the Securities reported herein.
          Lynch Manufacturing owns a majority of the Common Stock of the Issuer and Lynch owns all of the Common Stock of Lynch Manufacturing. Mr. Gabelli is a director of the Issuer and Chairman of the Board and Chief Executive Officer of Lynch. As a result of these relationships and positions, Lynch Manufacturing, Lynch and Mr. Gabelli are actively involved in the management of the Issuer. Accordingly, in the normal course of their duties, officers, directors, employees or affiliates of Lynch Manufacturing or Lynch, including Mr. Gabelli, may consider, analyze or propose corporate transactions involving the Issuer or its subsidiaries, sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitaliza-tion or dividend policy of the Issuer, changes in the Issuer's business or corporate structures and similar actions affecting the Issuer.
          Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,279,613 shares, representing 74.10% of the 3,074,598 shares outstanding as reported by the Issu-er. The Reporting Persons beneficially own those Securities as follows:


                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

Lynch Manufacturing          2,259,063               73.50%


Mr. Gabelli                     20,550                0.07%



          Mr. Gabelli and Lynch are deemed to have beneficial ownership of the Securities beneficially owned by Lynch Manufactur-ing. Mr. Gabelli disclaims beneficial ownership of the 2,259,063 shares of Spinnaker stock owned by Lynch Manufacturing.
          In addition, the following Covered Persons beneficially own the following Securities:



                                   Shares of           % of
                                   Common              Class of
Name                               Stock               Common


Paul Evanson                             250           0.00%

Robert E. Dolan                        1,225           0.04%



Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Lynch Manufacturing has pledged the 2,259,063 shares of the Securities owned by it to Bankers Trust Company, as collateral agent, as collateral for an $8.5 million loan from Bankers Trust Company to the Issuer. Under certain circumstances, Lynch might receive a pledge of the warrants and stock of the Issuer held by Boyle, Fleming, George & Co., Inc. ("BFG") as collateral for the loan or a successor loan to the Issuer.
          In connection with the acquisition by a subsidiary of the Issuer of the Central Products business of Alco Standard Corpora-tion ("Alco") on October 4, 1995, Lynch agreed to guarantee certain notes of the Issuer to Alco and to loan funds to the Issuer to repurchase said notes. In connection therewith, Richard J. Boyle, a director, Chairman of the Board and Chief Executive Officer of the Issuer, Ned N. Fleming, III, a director and President of the Issuer, and BFG, which has a contract with the Issuer to provide management services, agreed not to sell any shares (or warrants to purchase any shares) of the Issuer's stock owned by them until Lynch's commitment to loan funds to the Issuer has terminated, any funds loaned to the Issuer have been paid, all payments owed to Lynch in connection therewith have been made and any Lynch guarantees of loans by other persons to the Issuer to fund the Issuer's obligation to honor the repurchase have terminated. Reference is made to the Issuer's Form 10-Q for the quarter ended March 31, 1996 for further information with respect to the transactions.
          Lynch Manufacturing is a party to a Voting Agreement with BFG and the Issuer pursuant to which Lynch Manufacturing and BFG agree to vote their shares of the Issuer's stock to elect as directors of the Issuer one person designated by BFG and all other persons designated by Lynch Manufacturing.

Item 7.   Material to be Filed as an Exhibit
          The following Exhibits A and B are attached hereto.  The

following Exhibit BB is incorporated by reference to Exhibit BB in

Amendement No. 6 to Schedule 13D of various Gabelli entities dated

November 3, 1993 relating to the Common Stock of Hector

Communications.  The following Exhibit CC is incoporated by

reference to Exhibit CC in Amendment No. 10 to Schedule 13D of

various Gabelli entities dated November 9, 1992 relating to the

Common Stock of The Liberty Corporation.  The following Exhibits MM and NN are incorporated by reference to Exhibits MM and NN in

Amendment No. 5 to Schedule 13D on the Issuer.  The following

Exhibits PP and QQ are incorporated by reference to Exhibits PP and

QQ in Amendement No. 6 to Schedule 13D on the Issuer.



          Exhibit A:     Joint Filing Agreement

          Exhibit B:     Power of Attorney from Mario J. Gabelli to
                         Robert A. Hurwich.

          Exhibit BB:    Memorandum of understanding between
                         Gabelli Funds, Inc., Mario J. Gabelli and the Federal Communications Commission
                         (dated November 3, 1992).

          Exhibit CC:    Joint motion for approval of memorandum of
                         understanding filed with FCC by Gabelli
                         Funds, Inc., Mario J. Gabelli and the
                         Federal Communications Commission
                         (dated November 9, 1992).

          Exhibit MM:    Letter Agreement dated October 3, 1995
                         among Lynch and Messr. Boyle and Fleming and Boyle, Fleming, George & Co., Inc.

          Exhibit NN:    Voting Agreement dated June 10, 1994 among
                         Spinnaker Industries, Inc., Lynch
                         Manufacturing Corporation and Boyle,
                         Fleming, George & Co., Inc.

          Exhibit PP:    Pledge Agreement dated April 5, 1996,
                         among Bankers Trust Company, LMC, and
                         BFG.

          Exhibit QQ:    Letter Agreement dated April 5, 1996 from
                         BFG to Lynch.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    July 15, 1996

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     Robert A. Hurwich
                                     Attorney-in-Fact



                                   LYNCH CORPORATION



                                   By:________________________
                                      Robert A. Hurwich
                                      Vice President- Administration
                                      Secretary and General Counsel




                                   LYNCH MANUFACTURING CORPORATION




                                   By:________________________________
                                      Robert A. Hurwich
                                      Secretary

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               President
                                   Florida Light & Power Co.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357

     Mario J. Gabelli              See Item 2 of this Schedule 13D

     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

     Ralph R. Papitto              Chairman of the Board
                                   AFC Cable Systems, Inc.
                                   50 Kennedy Plaza
                                   Suite 1250
                                   Providence, RI  02903

     Salvatore Muoio               Vice President
                                   Lazard Freres & Co. L.L.C.
                                   One Rockefeller Plaza
                                   New York, NY  10020-2327

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel


Lynch Manufacturing Corporation
100 Douglas Avenue
Yankton, South Dakota  57078

Directors:

     Robert A. Hurwich             See above- Lynch Corp.

     Robert E. Dolan               See above- Lynch Corp.

     Martin J. Kiousis             President
                                   M-tron Industries, Inc.
                                   100 Douglas Avenue
                                   Yankton, South Dakota 57078

     Robert T. Pando               President
                                   Lynch Machinery, Inc.
                                   601 Independent Street
                                   Bainbridge, Georgia 31717

Officers:

     Robert E. Dolan               President and Assistant
                                   Controller

     Martin J. Kiousis             Executive Vice President

     Robert A. Hurwich             Secretary

     Jerry Albrecht                Controller; Controller of
                                   M-tron, Inc.

     David L. Rein                 Treasurer and Assistant
                                   Secretary; Treasurer and
                                   Assistant Secretary of M-tron,
                                   Inc.